April 22, 2013

RE: Change back to my firm, with a new name and staff.

In December 2012 I joined the firm of Drake and Klein, CPAs PA to form the firm DKM Certified Public Accountants. In the course of this past audit season I came to realize that you, my clients, are better served with me in complete charge of the audit firm and the resources we expend. Therefore, I have resigned from DKM and am operating again under my previous PCAOB registration. I have processed a name change to Messineo & Co, CPAs LLC to better reflect our firm. Randall Drake, CPA, one of the DKM partners, will be associated with our firm, as a partner, as well as the continued association of Richard Confessore, CPA and Robin Bigalke, CPA as partner level directors. In addition we will employ four additional staff. Client continuance has been carefully considered, as it is our priority to have the right staff to service our client base.

This decision was considered carefully, in view of your feedback, my assessment of your best interests, and knowing full well that there will be the need for an 8K filing so shortly after the 8K change to DKM. We will be preparing the 8Ks and sending them out shortly. We will be explaining that this is not a change in auditor, rather audit firms and firm names. We are sorry for this inconvenience and look forward to continuing to provide you with quality audit and review services. If you have any questions or wish to talk to me personally, please call. My practice was built on personal service and we intend to continue that commitment as we move forward.

Sincerely yours,

Messineo & Co, CPAs, LLC